Exhibit 99.2

Management’s Discussion and Analysis

for the First Quarter ended March 31, 2015

TABLE OF CONTENTS

Introduction	3
Core Business and Strategy	4
Highlights for Q1 2015	5
Q1 Operating Performance	6
Q1 2015 Project Development Update	16
Overview of Q1 Financial Results	17
Liquidity Position	22
Capital Resources	23
Financial Instruments	24
Contractual Commitments and Contingencies	25
Related Party Transactions	26
Alternative Performance (non-GAAP) Measures	26
Risks and Uncertainties	31
Significant Judgments and Key Sources of Estimation Uncertainty in the Application of Accounting Policies	35
Changes in Accounting Standards	35
Disclosure Controls and Procedures	36

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

May 11, 2015

Introduction

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance. The MD&A should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2014 and the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015 and 2014 and the related notes contained therein. All amounts in this MD&A and in the Condensed interim consolidated financial statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Pan American’s significant accounting policies are set out in Note 2 of the Audited Consolidated Financial Statements.

This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining cost per silver ounce sold", “cash costs per ounce of silver”, “total cost per ounce of silver”, “adjusted earnings” and “basic adjusted earnings per share”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of all-in sustaining cost per silver ounce sold, total cost per ounce of silver, adjusted earnings and basic adjusted earnings per share, as well as the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the unaudited condensed interim consolidated financial Statements.

Any reference to “cash costs” or “cash costs per ounce of silver” in this MD&A should be understood to mean cash costs per ounce of silver, net of by-product credits.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding the risks associated with forward looking statements at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Form 40-F and Annual Information Form on file with the U.S. Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

Pan American Silver Corp.	3

Core Business and Strategy

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America. The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the Nasdaq Global Select Market (“NASDAQ”) Exchange in New York (Symbol: PAAS).

Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

•	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets

•	Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development

•	Foster positive long term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices

•	Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition

•	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of knowledge and experience in all aspects of our business that allows the Company to confidently advance early stage projects through construction and into operation.

Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

Pan American Silver Corp.	4

Highlights for Q1 2015

OperationS & PROJECT DEVELOPMENT

•	Silver Production of 6.08 million ounces

Pan American’s Q1 2015 silver production of 6.08 million ounces was 8% lower than the 6.61 million ounces produced in Q1 2014. The majority of the quarter over quarter decrease was attributable to grade driven lower production at Manantial Espejo and Alamo Dorado, which produced 0.28 million and 0.22 million less silver ounces, respectively. Huaron and La Colorada partially offset these decreases, both of which improved silver production by 0.07 million and 0.06 million ounces, respectively.

•	AISCSOS and Cash Costs Targets Achieved

Consolidated all-in sustaining costs per silver ounce sold net of by-product credits (“AISCSOS”) in the three month period ended March 31, 2015 (“Q1 2015”) were $14.24, better than the low end of management’s 2015 guidance of $15.50 to $16.50, as provided in the Company’s 2014 year-end MD&A. Period end net realizable value (“NRV”) adjustments to inventories had a $2.05 per ounce favorable effect on Q1 2015 AISCSOS, excluding these effects Q1 2015 AISCSOS would have been $16.29 per ounce, still within the 2015 guidance range. Consolidated cash costs, net of by-product credits for Q1 2015 of $11.71 per silver ounce were within management’s 2015 guidance of $10.80 to $11.80 per ounce.

•	Significant Progress on the La Colorada Expansion Project

Significant progress was achieved on key components of the expansion project in Q1 2015 including: completing half of the detailed engineering for the new plant; substantially completing the fabrication of the new hoist; making significant advancements in the pilot hole drilling; and completing half of the engineering for the headframe and shaft infrastructure.

Financial

•	Strong Liquidity and Working Capital Position, and Continued Returns to Shareholders

The Company had cash and short-term investment balances of $292.4 million and a working capital position of $488.5 million at March 31, 2015, a decrease of $38.0 million and $34.2 million, respectively, from December 31, 2014. The Company had a modest total debt outstanding of $65.3 million at the end of Q1 2015. The Company’s strong balance sheet and positive operating cash flow facilitated the continued return of value to shareholders in Q1 2015 by way of $19.0 million in dividend payments.

•	Continued Cost Control Discipline

The Company continued to focus on cost management in the face of a challenging metal price environment. Production costs in Q1 2015 were $1.9 million less than those in Q1 2014. As previously highlighted in Q1 2015 both AISCSOS and cash costs per ounce met or exceeded managmement’s expectations and were within the 2015 guidance ranges.

Pan American Silver Corp.	5

Q1 Operating Performance

The following table reflects silver production and cash costs, net of by-product credits, at each of Pan American’s operations for Q1 2015, as compared to the same period of 2014.

	Silver Production (ounces ‘000s)		Cash Costs(1)(2) ($ per ounce)
	Three months ended March 31,		Three months ended March 31,
	2015	2014	2015	2014
La Colorada	1,263	1,201	7.75	8.14
Dolores	991	1,011	8.79	11.92
Alamo Dorado	687	911	15.98	10.69
Huaron(2)	901	831	11.87	11.93
Morococha (2) (3)	515	590	17.11	14.86
San Vicente(4)	967	1,041	12.57	12.73
Manantial Espejo	753	1,030	13.75	(4.82)
Consolidated Total(5)	6,077	6,614	11.71	8.66
(1)	Please refer to the section Alternative Performance (Non-GAAP) Measures for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Unaudited Consolidated Financial Statements.
(2)	Previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian cash costs for 2014 have been adjusted to correct for this overstatement. The effect of these corrections on Q1 2014's cash costs was as follows: a $0.41 per ounce increase to consolidated cash costs; a $2.62 per ounce increase to Huaron cash costs; and a $1.32 per ounce increase to Morococha cash costs.
(3)	Morococha data represents Pan American's 92.3% interest in the mine's production.
(4)	San Vicente data represents Pan American's 95.0% interest in the mine's production.
(5)	Totals may not add due to rounding.

The graph below presents silver production by mine in Q1 2015:

Pan American’s Q1 2015 silver production of 6.08 million ounces was 8% lower than the 6.61 million ounces produced in Q1 2014. The majority of the quarter over quarter decrease was attributable to lower production at Manantial Espejo and Alamo Dorado, which produced 0.28 million and 0.22 million less silver ounces, respectively. Both decreases were driven by lower silver grades. Huaron and La Colorada partially offset these decreases, both of which improved silver production by 0.07 million and 0.06 million ounces, respectively.

Pan American Silver Corp.	6

•	Q1 2015 Cash Costs

Consolidated cash costs per ounce of silver were $11.71 in Q1 2015, a 35% increase from the cash costs per ounce of $8.66 in the same period of 2014. The cash cost increase was primarily the result of an $18.57 per ounce increase at Manantial Espejo, from a negative $4.82 per ounce cash costs in Q1 2014 to $13.75 per ounce in Q1 2015. This increase resulted from a combination of decreased silver production and gold by-product credits, and a 7% increase in costs. Partially offsetting the increased cash costs was a $3.13 per ounce decrease in quarter over quarter cash costs at Dolores, driven by a 6% decrease in per ounce costs and a 6% increase in per ounce gold by-product credits.

•	Q1 By-Product Production

The following tables set out the Company’s by-product production for Q1 2015 and the average price for each metal produced, together with comparable amounts for Q1 2014:

By-Product Production
For the three months ended March 31,
	2015	2014
Gold - ounces ‘000s (“koz”)	37.5	45.9
Zinc - tonnes ‘000s (“kt”)	9.3	11.4
Lead - kt	3.5	3.6
Copper - kt	3.1	1.7

Average Market Metal Prices
For the three months ended March 31,
	2015	2014
Silver/ounce	$16.71	$20.48
Gold/ounce	$1,218	$1,293
Zinc/tonne	$2,080	$2,029
Lead/tonne	$1,806	$2,106
Copper/tonne	$5,818	$7,041

In Q1 2015 gold production decreased by 8,400 ounces or 18% compared to the same period of 2014. The decrease was primarily the result of Manantial Espejo producing 9.8koz less gold in Q1 2015 due to significantly lower gold grades compared to Q1 2014. This gold production decrease was partially offset by an 11% increase in Dolores gold production, which increased by 1.75koz as a result of improved gold grades offset partially by reduced recovery.

Q1 2015 consolidated copper production from the Company’s Peruvian operations was 3.1kt, an 82% increase from the 1.7kt produced in Q1 2014. The increase was mostly attributable to the Morococha mine, which produced almost three times the copper produced in the same quarter in 2014, driven by both improved grades and recoveries. Copper production at Huaron increased by 36% from the same quarter in 2014 because of higher throughput rates and grades.

Pan American Silver Corp.	7

Consolidated zinc production in Q1 2015 decreased by 2.1kt from that produced in Q1 2014. The decreased zinc production was largely the result of lower grades at the Morococha and San Vicente mines as compared to Q1 2014. Lead production decreased slightly quarter over quarter as lower lead grades and recoveries at Morococha were mostly offset by higher grades at San Vicente and Huaron.

•	Q1 2015 AISCSOS

The following table reflects the quantities of payable silver sold and AISCSOS at each of Pan American’s operations for Q1 2015, as compared to Q1 2014.

	Payable Silver Sold (ounces ‘000s)		AISCSOS(1) ($ per ounce)
	Three months ended March 31,		Three months ended March 31,
	2015	2014	2015	2014
La Colorada	1,310	1,163	9.45	10.50
Dolores	1,150	1,068	4.17	21.58
Alamo Dorado	790	1,007	14.58	10.44
Huaron	734	653	17.02	19.97
Morococha	498	496	22.77	19.17
San Vicente(2)	588	1,482	13.11	14.39
Manantial Espejo	805	865	17.86	4.96
Consolidated Total(2) (3)	5,875	6,735	14.24	15.06

(1)	Please refer to the section “Alternative Performance (Non-GAAP) Measures” for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015 and 2014. Corporate G&A costs are included in the Consolidated AISCSOS, but not allocated in calculating AISCSOS for each operation.
(2)	In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company’s San Vicente operation compared to the Company’s other operations. As such previously reported AISCSOS for the San Vicente operation have been revised to quantify AISCSOS with a methodology consistent with that used by Company’s other operations. The effect of this revision for quarter ended March 31, 2014 was a $0.48 decrease to the Company’s previously reported consolidated AISCSOS of $15.54.
(3)	Totals may not add due to rounding.

Consolidated AISCSOS in Q1 2015 were $14.24 per ounce, a 5% reduction from the $15.06 per ounce AISCSOS in Q1 2014. The decline in quarter over quarter AISCSOS resulted mainly from decreased sustaining capital and lower production costs, royalties and treatment and refining costs, partially offset by the impact of lower consolidated silver sales quantities in Q1 2015 compared to Q1 2014.

•	Q1 Individual Mine Performance

An analysis of each operation’s Q1 2015 operating performance follows, as compared to the operating performance for the comparable period of 2014. Reported metal figures in the tables in this section reflect actual volumes of metals produced.

Pan American Silver Corp.	8

La Colorada mine

	Three months ended March 31,
	2015	2014
Tonnes milled - kt	115.1	114.2
Average silver grade – grams per tonne	380	364
Average silver recovery - %	89.9	89.8
Silver – koz	1,263	1,201
Gold – koz	0.61	0.70
Zinc – kt	2.05	1.89
Lead – kt	0.98	0.99

Cash cost per ounce net of by-products(1)	$7.75	$8.14

AISCSOS(2)	$9.45	$10.50

Payable silver sold - koz	1,310	1,163

Sustaining capital expenditures – thousands(3)	$2,062	$2,899
(1)	Cash costs per ounce is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed reconciliation of this measure to our cost of sales.
(2)	AISCSOS is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015 and 2014.
(3)	Sustaining capital expenditures excludes $8.7 million of investing activity cash outflow in Q1 2015 ($3.6 million in Q1 2014) related to investment capital incurred on the expansion project as disclosed in the Project Development Update and Alternative Performance (non-GAAP) Measures sections of this MD&A.

The La Colorada mine produced 5% more silver in Q1 2015 than in Q1 2014, primarily the result of increased grades.

The Q1 2015 cash costs of $7.75 per ounce were $0.39 lower than the $8.14 per ounce cash costs in Q1 2014. This 5% decrease was mainly due to higher silver production levels achieved while operating costs remained consistent in Q1 2015 compared to those in Q1 2014.

Q1 2015 AISCSOS decreased by 10% to $9.45 from $10.50 in the comparable quarter of 2014 due primarily to a decrease in sustaining capital expenditures and a 13% increase in the amount of payable silver ounces sold from Q1 2014 levels.

Sustaining capital expenditures at La Colorada during Q1 2015 totalled $2.1 million, the majority of which was spent on mine equipment replacement and rehabilitation, exploration drilling and on processing plant infrastructure.

Pan American Silver Corp.	9

Dolores mine

	Three months ended March 31,
	2015	2014
Tonnes milled - kt	1,483.2	1,542.2
Average silver grade – grams per tonne	47	38
Average gold grade – grams per tonne	0.56	0.37
Average silver recovery - %	44.2	54.2
Average gold recovery - %	67.7	90.7
Silver – koz	991	1,011
Gold – koz	18.18	16.43

Cash cost per ounce net of by-products(1)	$8.79	$11.92

AISCSOS(2)	$4.17	$21.58

Payable silver sold - koz	1,150	1,068

Sustaining capital expenditures – thousands(3)	$4,910	$6,439

(1)	Cash costs per ounce is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed reconciliation of this measure to our cost of sales.
(2)	AISCSOS is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015 and 2014.
(3)	Sustaining capital expenditures excludes $8.0 million of investing activity cash outflow in Q1 2015 ($9.6 million in Q1 2014) related to investment capital incurred on Dolores expansion projects as disclosed in the Project Development Update and Alternative Performance (non-GAAP) Measures sections of this MD&A.

Silver production at Dolores in Q1 2015 was 2% lower than in Q1 2014. The relatively consistent silver production was a net result of an improvement in silver grades being offset by lower throughput and recoveries resulting from the sequencing of stacking and leaching of ore on the leach pads.

Cash costs of $8.79 per ounce in Q1 2015 were $3.13 per ounce lower than those in Q1 2014. The 26% decrease in cash costs was the combined result of a 7% decrease in costs before by-product credits, and a $1.30 per ounce increase in by-product credits that resulted from an 11% increase in gold production. The higher gold production was primarily the result of processing higher gold grades, partially offset by lower recoveries.

Q1 2015 AISCSOS decreased by 81% to $4.17 from $21.58 in the comparable quarter of 2014 due primarily to NRV inventory adjustments, which had an $11.84 per ounce favorable effect on Q1 2015 AISCSOS compared to a $2.16 unfavorable effect in Q1 2014. Other factors that improved AISCSOS in Q1 2015 included the combined impact of higher by-product gold credits, lower sustaining capital expenditures and an increase in the quantity of payable silver ounces sold from Q1 2014 levels.

Q1 2015 sustaining capital expenditures at Dolores totalled $4.9 million, comprised almost entirely of pre-stripping activities.

Pan American Silver Corp.	10

Alamo Dorado mine

	Three months ended March 31,
	2015		2014
Tonnes milled - kt		452.8	349.7
Average silver grade – grams per tonne		61	100
Average gold grade – grams per tonne		0.21	0.39
Average silver recovery - %		81.1	81.1
Silver – koz		687	911
Gold – koz		3.06	3.51

Cash cost per ounce net of by-products(1)		$15.98	$10.69

AISCSOS(2)		$14.58	$10.44

Payable silver sold - koz		790	1,007

Sustaining capital expenditures – thousands	$	nil	$90
(1)	Cash costs per ounce is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed reconciliation of this measure to our cost of sales.
(2)	AISCSOS is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015 and 2014.

As anticipated, Alamo Dorado silver production in Q1 2015 was significantly lower than that in the same period in 2014. Despite higher throughput rates, silver production declined by 25% quarter over quarter due to the expected decline in silver grades as the open pit mining is nearing completion.

Cash costs for Q1 2015 were $15.98 per ounce, an increase of $5.29 per ounce from $10.69 per ounce a year ago. The increase to cash costs was primarily attributable to the decreased silver production as operating costs at the mine remained consistent quarter over quarter. Additionally, by-product credits declined from Q1 2014 to Q1 2015 as a result of lower gold production and prices.

Q1 2015 AISCSOS increased by 40% to $14.58 from $10.44 in the comparable quarter of 2014 due primarily to a 22% decrease in the amount of payable silver ounces sold from Q1 2014 levels.

No capital expenditures were made at Alamo Dorado during Q1 2015.

Pan American Silver Corp.	11

Huaron mine

	Three months ended March 31,
	2015	2014(1)
Tonnes milled - kt	223.6	209.1
Average silver grade – grams per tonne	153	147
Average copper grade - %	0.97	0.75
Average zinc grade - %	2.38	2.46
Average silver recovery - %	83.9	83.2
Silver – koz	901	831
Gold – koz	0.32	0.29
Zinc – kt	3.41	3.61
Lead – kt	1.61	1.43
Copper – kt	1.62	1.19

Cash cost per ounce net of by-products(1) (2)	$11.87	$11.93

AISCSOS(3)	$17.02	$19.97

Payable silver sold - koz	734	653

Sustaining capital Expenditures – thousands	$2,318	$4,312

(1)	Previously reported cash costs per ounce for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian cash costs for Q1 2014 have been adjusted to correct for this overstatement. The effect of these corrections was a $2.62 per ounce increase to Huaron’s Q1 2014's cash costs per ounce.
(2)	Cash costs per ounce is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed reconciliation of this measure to our cost of sales.
(3)	AISCSOS is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015 and 2014.

Q1 2015 silver production at Huaron was 8% more than that produced in Q1 2014. The increased silver production resulted from improved throughput rates and grades, and a slight increase in silver recoveries.

Cash costs per ounce in Q1 2015 were $11.87, relatively consistent with the $11.93 cash costs in Q1 2014. Operating costs in Q1 2015 declined, resulting in a $1.25 per ounce decrease in cash costs before by-product credits, aided by the increased silver production. Largely offsetting this decrease to operating costs was a $1.19 per ounce decrease in by-product credits, which was primarily attributable to decreased zinc production and from lower realized copper and lead prices.

Q1 2015 AISCSOS decreased by 15% to $17.02 from $19.97 in the comparable quarter of 2014 due primarily to a decrease in sustaining capital expenditures and a 12% increase in the amount of payable silver ounces sold from Q1 2014 levels, partially offset by lower by-product credits.

Capital expenditures during Q1 2015 totaled $2.3 million at the Huaron mine and related primarily to equipment refurbishments and replacements, as well as exploration drilling.

Pan American Silver Corp.	12

Morococha mine(1)

	Three months ended March 31,
	2015	2014 (2)
Tonnes milled - kt	144.8	139.3
Average silver grade – grams per tonne	130	156
Average copper grade - %	1.25	0.56
Average zinc grade - %	2.88	3.68
Average silver recovery - %	84.8	86.6
Silver– koz	515	590
Gold – koz	0.63	0.50
Zinc – kt	2.67	4.09
Lead – kt	0.76	1.10
Copper – kt	1.47	0.52

Cash cost per ounce net of by-products(2) (3)	$17.11	$14.86

AISCSOS(4)	$22.77	$19.17

Payable silver sold - koz	498	496

Sustaining capital expenditures – thousands	$1,893	$1,819
(1)	Production figures are for Pan American’s 92.3% share only.
(2)	Previously reported cash costs per ounce for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian cash costs for Q1 2014 have been adjusted to correct for this overstatement. The effect of these corrections was a $1.32 per ounce increase to Morococha’s Q1 2014's cash costs per ounce.
(3)	Cash costs per ounce is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed reconciliation of this measure to our cost of sales.
(4)	AISCSOS is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015 and 2014.

The Morococha mine produced 0.51 million ounces of silver during Q1 2015, down 13% from the silver production in the comparable 2014 period. The decrease was mainly attributable to 17% lower grades as throughput rates increased and recoveries declined slightly. The silver grade decline was attributable to mine sequencing into zones of higher copper grades.

Cash costs per ounce in Q1 2015 were $17.11, 15% higher than the $14.86 per ounce a year earlier. The higher cash costs per ounce were primarily due to increased smelting charges associated with higher copper grade ores combined with the impact of lower silver production. The increase to cash costs were partially offset by an improvement in by-product credits driven by the significant increase in copper production in Q1 2015, which was 950 tonnes more than in Q1 2014, partially offset by lower average copper prices. Unit operating costs per tonne processed improved by 10% compared to Q1 2014 as the benefits of the mechanized mining methods in the higher grade copper zones were realized.

Similarly to cash costs, Q1 2015 AISCSOS increased by 19% to $22.77 from $19.17 in the comparable quarter of 2014 due primarily to an increase in production costs and smelting and refining costs, partially offset by higher by-product credits.

Capital expenditures during Q1 2015 totalled $1.9 million at the Morococha mine and related primarily to equipment refurbishments and replacements as well as exploration drilling.

Pan American Silver Corp.	13

San Vicente mine(1)

	Three months ended March 31,
	2015	2014
Tonnes milled - kt	77.7	79.3
Average silver grade – grams per tonne	417	442
Average zinc grade - %	1.88	2.96
Average silver recovery - %	93.4	92.5
Silver – koz	967	1,041
Zinc – kt	1.13	1.81
Lead – kt	0.18	0.13

Cash cost per ounce net of by-products(2)	$12.57	$12.73

AISCSOS(3)	$13.11	$14.39

Payable silver sold - koz	588	1,482

Sustaining capital expenditures – thousands	$464	$786
(1)	Production figures are for Pan American’s 95.0% share only.
(2)	Cash costs per ounce is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed reconciliation of this measure to our cost of sales.
(3)	AISCSOS is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015 and 2014.

Silver production at the San Vicente mine in Q1 2015 was 0.97 million ounces, a 7% decrease from the 1.04 million ounces produced during the same quarter last year. The decrease in silver production was primarily attributable to a 6% decline in silver grades due to mine sequencing. Throughput rates and recoveries remained relatively stable as compared to Q1 2014.

Cash costs at San Vicente were $12.57 per ounce, which was 1% lower than the comparable quarter last year. The reduction in cash costs was largely the result of reductions in royalty costs due to lower metal prices, as well as reduced operating, smelting and refining costs. Partially offsetting these cost reductions was a $0.98 per ounce decrease in by-product credits resulting from the decline in zinc production and lower by-product metal prices.

Q1 2015 AISCSOS decreased by 9% to $13.11 from $14.39 in the comparable quarter of 2014 due primarily to higher by-product credits, and much lower production costs, royalties and smelting and refining costs which resulted from a 60% decrease in the quantity of payable silver ounces sold compared to Q1 2014 levels. Silver sales volumes were lower in Q1 2015 due to the timing of shipments of high-grade silver concentrates from the mine.

Capital expenditures at San Vicente during Q1 2015 totalled $0.5 million and comprised mainly of minor infrastructure investments and equipment rebuilds.

Pan American Silver Corp.	14

Manantial Espejo mine

	Three months ended March 31,
	2015	2014
Tonnes milled -	199.2	191.2
Average silver grade – grams per tonne	126	174
Average gold grade – grams per tonne	2.41	3.85
Average silver recovery - %	91.7	92.3
Average gold recovery - %	94.4	95.9
Silver – koz	753	1,030
Gold – koz	14.69	24.45

Cash cost per ounce net of by-products(1)	$13.75	$(4.82)

AISCSOS(2)	$17.86	$4.96

Payable silver sold - koz	805	865

Sustaining capital expenditures – thousands	$4,880	$8,357
(1)	Cash costs per ounce is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed reconciliation of this measure to our cost of sales.
(2)	AISCSOS is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015 and 2014.

Silver production at the Manantial Espejo mine in Q1 2015 was 0.75 million ounces, a 27% decrease from the same quarter last year, primarily the result of a 28% decline in silver grades. The decline in silver grades resulted from the processing of lower-grade stockpiles in the quarter while the open pit undertook waste stripping activities; whereas, open pit mining during Q1 2014 encountered high grade ore zones. It is anticipated that open pit mining will access higher-grade ore zones in the subsequent quarters of 2015.

Cash costs per ounce increased from a negative $4.82 per ounce in Q1 2014 to $13.75 per ounce in Q1 2015. This increase to cash costs was the combined effect of an $11.83 per ounce increase in cash costs per ounce before by-product credits, and a $6.74 per ounce decrease in by-product credits. The increased cash costs per ounce before by-product credits resulted predominantly from the grade driven decline in silver production and secondly from increased operating costs resulting from the increased throughput. Operating costs in Q1 2014 benefitted from a significant local currency devaluation that occurred during that quarter. The decrease in by-product credits per ounce was due to a 40% decrease in gold production, resulting from lower gold grades, combined with lower realized gold prices.

Similarly to cash costs, Q1 2015 AISCSOS increased by 260% to $17.86 from $4.96 in the comparable quarter of 2014 due to the combined impact of higher operating costs and net realizable value adjustments on inventory, lower by-product gold credits and a decrease in the amount of payable silver ounces sold from Q1 2014 levels. These impacts were partially offset by lower sustaining capital in Q1 2015 compared to Q1 2014.

Capital expenditures at Manantial Espejo during Q1 2015 totalled $4.9 million and consisted mainly of capitalized open-pit pre-stripping activities and exploration drilling.

Pan American Silver Corp.	15

2015 Operating Outlook

Although the Q1 2015 consolidated silver production of 6.08 million ounces is slightly less than the production rate required to achieve management’s full year forecast range of 25.50 to 26.50 million silver ounces, as indicated in the 2014 year end MD&A, management reaffirms the annual production forecast. Similarly, despite the gold production of 37.5koz in the quarter being slightly less than management’s expected annual production rate, the annual production forecast of between 165koz to 175koz remains. Copper production in Q1 2015 was ahead of management’s expectations while zinc and lead production was slightly less than the expected annual production rate. Based on the Company’s operating plans for the balance of 2015, management remains confident that full year production of all base metals will be within the guidance ranges provided in the 2014 year end MD&A.

Cash costs in Q1 2015 of $11.71 per ounce and AISCSOS of $14.24 met and surpassed management’s 2015 full year forecast of $10.80 to $11.80 per ounce and $15.50 to $16.50 per ounce, respectively. At the date of this MD&A, management reaffirms the guidance for cash costs per ounce and AISCSOS for the full year of 2015 as presented in the 2014 Annual MD&A.

Total sustaining capital investments for Q1 2015 was $16.5 million, while invested project development capital totaled $12.6 million for the quarter. This level of capital investment was in line with management’s plans and forecasts for the full 2015 year. Management continues to expect sustaining capital and investment capital for 2015 to be approximately $71.0 to $84.0 million, and $90.0 to 97.0 million, respectively.

Q1 2015 Project Development Update

The following table reflects the amounts spent at each of Pan American’s significant projects in Q1 2015 as compared to Q1 2014:

Project Development	Three months ended
(thousands of USD)	March 31,
	2015	2014
Dolores Projects	$4,991	$9,565
La Colorada Expansion	7,570	3,628
Navidad (1)	2,656	778
Total	$15,217	$13,971
(1)	Development spending at Navidad is expensed as incurred which will continue until such time a change in circumstances regarding the project warrant project costs being capitalized.

•	La Colorada Expansion Project

Pan American invested $7.6 million in Q1 2015 comprised largely of: (i) new equipment and engineering work for the new sulphide plant; (ii) new shaft and hoist development, including pilot-hole drilling, new infrastructure, headframe engineering, and underground equipment and development; and, (iii) project site infrastructure and related indirect costs.

There were $8.7 million of investing activity cash outflows relating to the expansion project in Q1 2015 resulting from investments and changes in accounts payable during the quarter.

The following progress on the expansion project was achieved during the quarter:

•	Completed approximately half of the detailed engineering for the new sulphide plant, and started receiving the primary process equipment;

•	Substantially completed the fabrication of the new hoist;

Pan American Silver Corp.	16

•	Completed the drilling of 270 meters of the shaft pilot hole, and completed 500 meters of underground development;

•	Completed approximately half of the detailed engineering of the headframe and shaft infrastructure; and

•	Continued negotiations with the local power authority related to the installation of a new 115 kV power line.

In the second quarter of the year (“Q2 2015”) the construction of the new plant is expected to commence, with the planned completion of the plant expected in mid-2016. The shaft pilot hole drilling is expected to be completed in Q2 2015, as is the commencement of the full-diameter reaming of the new shaft. Other project milestones planned for 2015 include: completing detailed engineering for the new head-frame and shaft infrastructure; procuring the head-frame; and, installation of the new hoist.

•	Dolores Projects

Pan American invested $5.0 million relating to Dolores projects in Q1 2015 comprised predominantly of approximately $3.4 million invested in the new power line development, with the remainder of the investment relating mostly to a new exploration ramp.

With regards to the new power-line, the Company successfully completed the right of way agreements in the quarter, and an agreement for the construction of the new line was negotiated with a Chihuahua based company. Work on the new line commenced in Q1 2015 including beginning the development of the transformer station, the grid-power connection point, and preparation of holes for the new powerline poles. The Company expects receipt of the environmental permit for the construction of the power-line in the second quarter, and the construction completion continues to be expected by mid-2016.

There were $8.0 million of investing activity cash outflows relating to the expansion project in Q1 2015 resulting from investments and changes in accounts payable during the quarter.

Overview of Q1 Financial Results

•	Quarterly Information

The following tables set out selected quarterly results for the past nine quarters, which are stated in thousands of USD, except for the per share amounts. The dominant factors affecting results in the quarters presented below are volatility of metal prices realized, industry wide cost pressures, and the timing of the sales of production which varies with the timing of shipments. The fourth quarter of 2014 included impairment charges related to Dolores, Manantial Espejo, Alamo Dorado and certain exploration and development properties including Navidad. The fourth quarter of 2013 included impairment charges to Dolores, and the second quarter of 2013 included impairment charges to Dolores and certain exploration and development properties.

Pan American Silver Corp.	17

2015	Quarter Ended (unaudited)
(In thousands of USD, other than per share amounts)	March 31
Revenue	$178,125
Mine operating earnings	$2,630
Attributable loss for the period	$(19,371)
Basic loss per share	$(0.13)
Diluted loss per share	$(0.13)
Cash flow from operating activities	$11,946
Cash dividends paid per share	$0.125
Other financial information
Total assets	$1,981,705
Total long term financial liabilities	$82,057
Total attributable shareholders’ equity	$1,524,911

2014	Quarter Ended (unaudited)				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$209,734	$200,847	$178,265	$163,096	$751,942
Mine operating earnings (loss)	$31,576	$10,245	$(12,378)	$(21,369)	$8,073
Attributable earnings (loss) for the period	$6,844	$(5,472)	$(20,254)	$(526,706)	$(545,588)
Basic earnings (loss) per share	$0.05	$(0.04)	$(0.13)	$(3.48)	$(3.60)
Diluted earnings (loss) per share	$0.05	$(0.04)	$(0.15)	$(3.48)	$(3.60)
Cash flow from operating activities	$36,125	$48,895	$38,345	$823	$124,188
Cash dividends paid per share	$0.125	$0.125	$0.125	$0.125	$0.50
Other financial information
Total assets					$2,017,873
Total long term financial liabilities					$79,823
Total attributable shareholders’ equity					$1,563,092

2013	Quarters Ended (unaudited)				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$243,012	$175,576	$213,556	$192,360	$824,504
Mine operating earnings	$74,816	$3,814	$33,934	$18,955	$131,519
Attributable earnings (loss) for the period	$20,148	$(186,539)	$14,154	$(293,615)	$(445,851)
Basic earnings (loss) per share	$0.13	$(1.23)	$0.09	$(1.94)	$(2.94)
Diluted earnings (loss) per share	$0.10	$(1.23)	$0.09	$(1.94)	$(2.96)
Cash flow from operating activities	$32,251	$469	$40,730	$46,156	$119,606
Cash dividends paid per share	$0.125	$0.125	$0.125	$0.125	$0.50
Other financial information
Total assets					$2,767,456
Total long term financial liabilities					$110,088
Total attributable shareholders’ equity					$2,182,334

•	Income Statement

A Net loss of $19.8 million recorded in Q1 2015 compared to net income of $6.8 million earned in Q1 2014, this corresponds to a basic loss per share of $0.13 in Q1 2015 compared to basic earnings per share of $0.05 in Q1 2014. The majority of the decrease to net income was due to $28.9 million less in mine operating earnings, which was primarily attributable to lower realized metal prices in the quarter compared to those in Q1 2014. Partially offsetting the negative effect of decreased revenues were positive variances in production costs, royalties and income taxes.

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The following table highlights the key items that resulted in the net loss in Q1 2015 as compared to the net income recorded in Q1 2014:

Q1 2014 net income (in thousands of USD)		$6,760
Decreased revenue:
Lower realized metal prices	$(29,583)
Lower quantities of metal sold	(6,050)
Settlement adjustments	2,287
Decreased treatment and refining charges	1,737
Total change in revenue		$(31,609)
Decreased cost of sales:
Lower production costs and royalty charges	6,321
Higher depreciation and amortization	(3,658)
Total change in cost of sales		2,663
Increased foreign exchange loss		(846)
Increased exploration and project development expense		(774)
Increased general and administrative expense		(122)
Decreased income taxes		1,992
Increased gain on commodity contracts asset sales and derivatives		1,096
Increased other and investment income, net		515
Decreased interest and finance expense		540
Q1 2015 net loss		$(19,785)

Revenue for Q1 2015 was $178.1 million, a 15% decrease from the $209.7 million of revenue recognized in Q1 2014. The major factors behind the revenue decrease was a $29.6 million price variance from lower metal prices realized for all metals and a $6.1 million variance from lower quantities of metals sold. Offsetting these revenue effects was $2.3 million less in negative settlement adjustments and $1.7 million positive variance in treatment and refining charges.

The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter. Realized prices for all metals sold decreased from those realized in Q1 2014. Copper, lead, and silver prices experienced the most significant decreases, falling 23%, 21% and 18%, respectively. Silver sales volumes in Q1 2015 were 13% lower than Q1 2014 volumes, the combined result of lower quarter over quarter silver production and the build-up of silver inventories at certain mines in Q1 2015. Gold sales quantities in Q1 2015 outpaced volumes in the same period of 2014 as several shipments of 2014 production from Manantial Espejo were released in Q1 2015. Copper sales in Q1 2015 were more than twice Q1 2014 copper sales, a direct result of the increased copper production.

	Realized Metal Prices		Quantities of Metal Sold
	For the three months ended March 31,		For the three months ended March 31,
	2015	2014	2015	2014
Silver(1) – ounces	$16.43	$19.99	5,875,031	6,735,313
Gold(1) – ounces	$1,226	$1,283	49,229	46,695
Zinc(1) – tonnes	$2,032	$2,038	8,596	9,547
Lead(1) – tonnes	$1,671	$2,103	3,128	3,234
Copper(1) – tonnes	$5,386	$6,995	2,760	1,323
(1)	Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.

Pan American Silver Corp.	19

Mine operating earnings of $2.6 million in Q1 2015 were $28.9 million lower than the $31.6 million generated in Q1 2014. Mine operating earnings are equal to revenue less cost of sales, substantially the same as gross margin. The decrease in mine operating earnings was primarily the result of the $31.6 million lower revenues previously discussed. Production costs remained relatively consistent quarter over quarter, while royalties decreased $4.4 million, a function of the previously discussed decrease in metal prices. Depreciation and amortization of $40.5 million was $3.7 million higher than that expensed in Q1 2014. The depreciation increase resulted primarily from increased gold sales volumes at the Manantial Espejo and Dolores mines in Q1 2015 compared to those in Q1 2014, partially offset by decreased silver sales volumes largely at San Vicente.

General and administrative expense, including share-based compensation expense, was $5.7 million in Q1 2015, comparable to the $5.6 million expense recorded in Q1 2014. Share-based compensation for Q1 2015 was $0.8 million, lower than the $1.2 million expense recorded in Q1 2014.

Exploration and project development expenses of $3.8 million in Q1 2015 compared to $3.0 million incurred in Q1 2014. The expenses recorded in each quarter primarily related to exploration and project development activities near the Company’s existing mines, at select greenfield projects, and on the holding and maintenance costs associated with the Navidad project. During Q1 2015 there were no significant developments affecting the status of the Navidad project.

Foreign exchange losses in Q1 2015 were $6.4 million, comparable to a loss of $5.5 million in Q1 2014. Each quarters’ losses were generated primarily on the Company’s Canadian dollar (“CAD”) treasury balances as the Canadian dollar devalued against the US dollar in both Q1 2015 and Q1 2014 by approximately 8% and 4%, respectively. At March 31, 2015, the Company had $34.7 million of its treasury balance denominated in CAD.

Interest and finance expense for Q1 2015 was $2.2 million, similar to the $2.8 million in Q1 2014, and consisted of accretion of the Company’s closure liabilities and interest expense associated with short term loans, leases and the outstanding convertible notes.

Investment income for Q1 2015 totalled $0.3 million compared to $0.6 million earned in Q1 2014 and continued to consist mainly of interest income and net gains from the sales of the securities within the Company’s short-term investment portfolio.

Income taxes for Q1 2015 were $6.7 million, a $2.0 million decrease from the $8.7 million income tax provision recorded in Q1 2014 and were comprised of current and deferred income taxes. The decrease in the provision for income taxes was primarily a consequence of decreased taxable earnings generated at our operations as well as the effects of various temporary and permanent differences as shown in the table below. These resulted in effective tax rates that vary considerably from the comparable period and from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to earnings before income taxes, as set out in the table that follows. The main factors which have affected the effective tax rates for the three months ended March 31, 2015 and the comparable period of 2014 were foreign tax rate differences, non-deductible expenses, foreign exchange rate (gains)/losses, non-recognition of certain deferred tax assets, mining taxes paid, and withholding taxes paid on payments from foreign subsidiaries. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.

Pan American Silver Corp.	20

Three months ended March 31, (in thousands of USD)	2015	2014
(Loss) Income before taxes	$(13,084)	$15,453
Statutory tax rate	26.00%	26.00%
Income tax (recovery) expense based on above rates	$(3,402)	$4,018
Increase (decrease) due to:
Non-deductible expenses	895	991
Foreign tax rate differences	(1,244)	999
Change in net deferred tax assets not recognized
- Argentina exploration expenses	1,149	183
- Other deferred tax assets not recognized	581	2,289
Non-taxable unrealized (gains) losses on derivative financial instruments	(60)	26
Effect of other taxes paid (mining and withholding)	3,276	1,626
Non-deductible foreign exchange losses (gains)	5,294	(1,765)
Effect of change in deferred tax resulting from prior asset purchase accounting under IAS12	300	855
Other	(88)	(529)
Income tax expense	$6,701	$8,693
Effective tax rate	(51.22)%	56.25%

•	Statement of Cash Flows

Cash flow from operations in Q1 2015 generated $11.9 million, $24.2 million less than the $36.1 million generated in Q1 2014. The operating cash flow decrease was predominantly due to the decline in cash revenue in Q1 2015 compared to Q1 2014. This reduction to cash revenue arose on the decline in metal prices as previously described in the Income Statement section. Offsetting this decrease were $7.8 million less in income taxes paid compared to those paid in Q1 2014, and an $8.6 million positive variance in quarter over quarter working capital changes. The major difference in quarter over quarter working capital movements arose on the timing of trade and other receivables balances (“Receivables”), and accounts payable and accrued liability balances (“Payables”). Receivables changes in Q1 2015 resulted in a $2.4 million source of cash compared to a $21.2 million use of cash in Q1 2014. Partially offsetting this variance were changes in Payables resulting in an $8.3 million use of cash in Q1 2015 compared to a $5.3 million source of cash in Q1 2014.

Investing activities used $33.5 million in Q1 2015, inclusive of $1.2 million spent on net purchases of short-term investments. The balance of Q1 2015 investing activities consisted primarily of spending $32.4 million on mineral property plant and equipment capital at the Company’s mines and projects as previously described in the Operating Performance section. In Q1 2014, investing activities used $84.7 million inclusive of $47.7 million spent on net purchases of short-term investments, and $36.8 million spent on mineral property plant and equipment capital at the Company’s various operations and projects.

Financing activities in Q1 2015 used $15.0 million compared to $22.7 million in Q1 2014. Cash used in financing activities in Q1 2015 consisted of $19.0 million paid as dividends to shareholders, $5.3 million in short term debt proceeds received and $1.3 million of lease repayments. In Q1 2014 $18.9 million in dividends were paid, $2.7 million in short-term debt repayment (net of proceeds), and $1.1 million of leases paid.

Pan American Silver Corp.	21

•	Select Annual Information

(In thousands of USD, other than per	Years ended December 31,
share amounts)	2014	2013	2012
Revenue	$751,942	$824,504	$928,594
Mine operating earnings	$8,073	$131,519	$303,944
Attributable (loss) earnings for the period	$(545,588)	$(445,851)	$78,200
Basic (loss) earnings per share	$(3.60)	$(2.94)	$0.56
Diluted (loss) earnings per share	$(3.60)	$(2.96)	$0.49
Cash flow from operating activities	$124,188	$119,606	$193,305
Cash dividends paid per share	$0.50	$0.50	$0.175
Other financial information
Total assets	$2,017,873	$2,767,456	3,394,625
Total long term financial liabilities	$79,823	$110,088	143,022
Total attributable shareholders’ equity	$1,563,092	$2,182,334	2,710,243

Liquidity Position

The Company’s cash balance at March 31, 2015 was $109.9 million, which was a decrease of $36.3 million from the balance at December 31, 2014, while the balance of the Company’s short-term investments at March 31, 2015 was $182.5 million, a decrease of $1.7 million from the 2014 year-end. The combined liquidity decrease in Q1 2015 of $38.0 million resulted primarily from capital expenditures on property, plant and equipment, the cash utilized for the payment of dividends, partially offset by cash generated in operating activities. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances.

Working capital at March 31, 2015 was $488.5 million, a decrease of $34.2 million from the 2014 year-end working capital of $522.7 million. The decrease in working capital was mainly due to the decrease in cash and short-term investments described above, together with a $13.1 million decrease in inventories, partially offset by an $9.0 increase in income taxes receivable (net of current income tax liabilities), and a $7.9 million net decrease in current liabilities other than current income tax liabilities.

The Company’s financial position at March 31, 2015 and the operating cash flows that are expected over the next twelve months lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures for existing operations and to discharge liabilities as they come due. The Company remains well positioned to take advantage of further strategic opportunities as they become available.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

Pan American Silver Corp.	22

Capital Resources

Total attributable shareholders’ equity at March 31, 2015 was $1,524.9 million, a decrease of $38.2 million from December 31, 2014, primarily because of the $19.8 million net loss for the quarter and $19.0 million in dividends paid. As of March 31, 2015, the Company had approximately 151.6 million common shares outstanding for a share capital balance of $2,296.7 million (December 31, 2014 – 151.6 million and $2,296.7 million). The basic weighted average number of common shares outstanding was 151.6 million and 151.5 million for the quarter ended March 31, 2015, and 2014, respectively.

On December 17, 2014, the Company announced that the Toronto Stock Exchange (the “TSX”) accepted the Company’s notice of its intention to make a normal course issuer bid (“NCIB”) to purchase up to 7,575,290 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares. The period of the bid began on December 22, 2014 and will continue until December 21, 2015 or an earlier date should the Company complete its purchases. This is the Company’s fourth consecutive NCIB program. However, no shares have been repurchased under this current program up until the date of this MD&A. Under the Company’s previous program that ended on December 4, 2014, nil shares were purchased. Since initiating share buy backs in 2011, the Company has acquired and cancelled approximately 6.5 million of its shares.

Purchases pursuant to the NCIB are required to be made on the open market through the facilities of the TSX and the NASDAQ at the market price at the time of acquisition of any common shares, and in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws. Pan American is not obligated to make any further purchases under the program. All common shares acquired by the Company under the share buy-back programs have been cancelled and purchases were funded out of Pan American’s working capital.

Pan American maintains the NCIB because, in the opinion of its Board of Directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects. The Company believes that in such circumstances, the outstanding common shares represent an appealing investment for Pan American since a portion of the Company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the share buy-back program.

A copy of the Company’s notice of its intention to make a NCIB filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

As at March 31, 2015, the Company had approximately 1.2 million stock options outstanding, with exercise prices in the range of CAD $11.49 to CAD $40.22 and a weighted average life of 59 months. $0.8 million of the stock options were vested and exercisable at March 31, 2014 with an average weighted exercise price of $22.07 per share.

The following table sets out the common shares, warrants and options outstanding as at the date of this MD&A:

Outstanding as at May 11, 2015
Common shares	151,643,372
Options	1,203,653
Total	152,847,025

Additionally, as described in the March 31, 2015 unaudited condensed interim consolidated financial statements in the note entitled Long Term Debt (Note 14), the Company has outstanding convertible notes associated with the Minefinders acquisition that could result in the issuance of a variable amount of common shares.

Pan American Silver Corp.	23

On April 15, 2015, the Company entered into a senior secured revolving credit facility (the "Facility") with a syndicate of eight lenders. The Facility is a US$300 million secured revolving line of credit that matures on April 15, 2019 and is available for general corporate purposes, including acquisitions. The terms of the Facility provide the Company with the flexibility of various borrowing and letter of credit options. With respect to loans drawn based on the average annual rate of interest at which major banks in the London interbank market are offering deposits in US Dollars ("LIBOR"), the interest margin on such loan is between 2.125% and 3.125% over LIBOR, depending on the Company's leverage ratio at the time of a specified reporting period. At the date of this MD&A, no drawings had been made under the Facility.

Financial Instruments

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, at March 31, 2015, the Company had no metal under contract.

A part of the Company’s operating and capital expenditures is denominated in local currencies other than the USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. The Company held cash and short-term investments of $34.7 million in CAD, $21.2 million in Mexican Pesos and $1.0 million in Peruvian Soles at March 31, 2015. The Company had no open foreign currency forward contract positions at the end of Q1 2015 and at the date of this MD&A. During Q1 2015, the Company maintained short term bank loans in Argentina and at March 31, 2015 had a balance outstanding of $22.7 million (December 31, 2014: $17.6 million). These loans are denominated in Argentine Pesos and were drawn for the purposes of short-term cash management and to partially offset the foreign exchange exposure of holding local currency denominated financial assets.

During Q1 2015, the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices (the “Diesel Swaps”). The Diesel Swaps had an initial notional value of $13.0 million.

The Company recorded a $0.6 million gain on the Diesel Swaps in Q1 2015, compared to no such gain or loss in Q1 2014, other than this there were no other gains or losses on any commodity or foreign currency contracts in either Q1 2015 or Q1 2014.

The Company’s share purchase warrants with an exercise price of CAD $35 per share expired in December 2014. During Q1 2014, the Company recorded a gain on the revaluation of the share purchase warrants of $0.1 million.

The carrying value of the conversion feature on convertible notes is at fair value; while cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.

Pan American Silver Corp.	24

The conversion feature of the convertible notes acquired in the Minefinders transaction was reflected at fair value and is adjusted each period. The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative were recognized initially at their respective fair values. The embedded derivative is now recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized as amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date. Assumptions used in the fair value calculation of the embedded derivative component at March 31, 2015 were expected stock price volatility of 48%, expected life of 0.7 years, and expected dividend yield of 5.7%.

During Q1 2015 and Q1 2014, the Company recorded a gain (loss) on the revaluation of the conversion feature of the convertible notes of $0.2 million and $(0.2) million, respectively.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Contractual Commitments and Contingencies

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material, other than those disclosed in this MD&A and the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015 and 2014, and the related notes contained therein.

The Company had the following contractual obligations at March 31, 2015:

Payments due by period
(in thousands of USD)
	Total	Within 1 year(2)	2 - 3 years	4 - 5 years	After 5 years
Current liabilities	$111,076	$111,076	$-	$-	$-
Loan obligation	24,050	24,050	-	-	-
Finance lease obligations(1)	7,941	4,169	3,772	-	-
Severance accrual	4,251	1,228	335	764	1,924
Provisions	4,979	3,154	455	733	637
Income taxes payable	21,234	21,234	-	-	-
Restricted share units (“RSUs”) (3)	2,112	1,400	712	-	-
Preferred share units (“PSUs”) (4)	267	-	267	-	-
Current portion of long term debt (5)	37,866	37,866	-	-	-
Total contractual obligations(6)	$213,776	$204,177	$5,541	$1,497	$2,561

(1)	Includes lease obligations in the amount of $7.9 million (December 31, 2014 - $8.4 million) with a net present value of $7.6 million (December 31, 2014 - $8.0 million) discussed further in Note 13 of the Unaudited Condensed Interim Consolidated Financial Statements.
(2)	Includes all current liabilities as per the statement of financial position plus items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

March 31, 2015		Future interest component	Within 1 year
Current portion of:
Accounts payable and other liabilities	$111,076	$-	$111,076
Loan obligation	22,718	1,332	24,050
Current severance liability	1,228	-	1,228
Current portion of finance lease	3,952	217	4,169
Employee Compensation PSU’s & RSU’s	687	713	1,400
Convertible note	34,986	2,880	37,866
Provisions	3,154	-	3,154
Income tax payable	21,234	-	21,234
Total contractual obligations within one year	$199,035	$5,142	$204,177

Pan American Silver Corp.	25

(3)	Includes RSU obligation in the amount of $2.1 million (December 31, 2014 – $2.2 million) that will be settled in cash. The RSUs vest in two instalments, 50% one year from date of grant and 50% two years from date of grant. Refer to Note 16 of the Unaudited Condensed Interim Consolidated Financial Statements for further details.
(4)	Includes PSU obligation in the amount of $0.3 million (December 31, 2014- $nil) that will be settled in cash. The PSU’s vest three years from date of grant.
(5)	Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 14 of the Unaudited Condensed Interim Consolidated Financial Statements for further details.
(6)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 15 of the Unaudited Condensed Interim Consolidated Financial Statements, and deferred tax liabilities.

Related Party Transactions

During the quarter ended March 31, 2015, a company indirectly owned by a trust of which a director of the Company, Robert Pirooz, is a beneficiary, was paid approximately $1.4 million (Q1 2014 -$0.2 million) for consulting services, inclusive of a termination of services payment, charged to general and administrative costs. These transactions are at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Alternative Performance (non-GAAP) Measures

•	AISCSOS

We believe that AISCSOS reflects a comprehensive measure of the full cost of operating our consolidated business given it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated earnings and cash flow. To facilitate a better understanding of this measure as calculated by the Company, the following table provides the detailed reconciliation of this measure to the applicable cost items, as reported in the consolidated income statements for the respective periods:

Three months ended March 31, (In thousands of USD, except as noted)		2015	2014 (1)
Direct operating costs		$141,034	$128,570
Net realizable value (“NRV”) inventory adjustments		(12,060)	2,308
Production costs		$128,974	$130,878
Royalties		6,003	10,420
Smelting, refining and transportation charges(2)		19,789	21,526
Less by-product credits(2)		(97,899)	(95,437)
Cash cost of sales net of by-products		$56,865	$67,388

Sustaining capital(3)		$16,526	$24,698
Exploration and project development		3,754	2,980
Reclamation cost accretion		810	819
General & administrative expense		5,700	5,578
All-in sustaining costs(4)	A	$83,655	$101,463
Payable ounces sold (in thousands)	B	5,875	6,735
All-in sustaining cost per silver ounce sold, net of by-products	A/B	$14.24	$15.06
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)		$16.29	$14.72
(1)	In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company’s San Vicente operation compared to the Company’s other operations. As such previously reported AISCSOS for the San Vicente operation have been revised to quantify AISCSOS with a methodology consistent with that used by Company’s other operations. For the three months ended March 31, 2014 the effect of this revision was a $0.48 decrease to the previously reported consolidated Q1-14 AISCSOS of $15.54.
(2)	Included in the revenue line of the unaudited condensed interim consolidated income statements and are reflective of realized metal prices for the applicable periods.
(3)	Please refer to the table below.
(4)	Totals may not add due to rounding.

Pan American Silver Corp.	26

As part of the AISCSOS measure, sustaining capital is included while expansionary or acquisition capital (referred to by the Company as investment capital) is not. Inclusion of sustaining capital only is a better measure of capital costs associated with current ounces sold as opposed to investment capital, which is expected to increase future production. For the periods under review, the below noted items associated with the La Colorada expansion project, Navidad project, and Dolores’ leach pad and other expansionary expenditures are considered investment capital projects.

Reconciliation of payments for mineral property, plant and equipment and sustaining capital	Three months ended March 31,
(in thousands of USD)	2015	2014

Payments for mineral property, plant and equipment(1)	$32,446	$36,811
Add/(Subtract)
Advances received for leases	920	1,179
Non-Sustaining capital (Dolores and La Colorada projects, and other)	(16,840)	(13,292)
Sustaining Capital(2)	$16,526	$24,698
(1)	As presented on the unaudited condensed interim consolidated statements of cash flows.
(2)	Totals may not add due to rounding

Three months ended March 31, 2015 (1) (in thousands of USD except as noted)
AISCSOS	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total
Direct Operating Costs	$12,861	$37,833	$17,665	$17,097	$18,473	$5,782	$31,322	-	$141,034
Net Realizable Value Adjustments	-	(13,609)	(478)	-	-	-	2,027	-	(12,060)
Production costs	$12,861	$24,224	$17,187	$17,097	$18,473	$5,782	$33,349	-	$128,974
Royalties	106	1,451	95	-	-	3,558	794	-	6,003
Smelting, refining and other direct selling charges	2,949	31	100	6,467	6,750	1,551	1,941	-	19,789
Less by-product credits	(5,663)	(26,092)	(5,922)	(13,616)	(16,046)	(3,707)	(26,853)	-	(97,899)
Cash cost of sales net of by-products	$10,253	$(387)	$11,459	$9,948	$9,177	$7,184	$9,231	$$ -	$56,865
Sustaining capital	2,062	4,910	-	2,318	1,893	464	4,880	-	16,526
Exploration	1	188	2	73	169	-	-	3,321	3,754
Reclamation cost accretion	59	90	58	150	96	56	274	26	810
General & Administrative expense	-	-	-	-	-	-	-	5,700	5,700
All-in sustaining costs	$12,376	$4,801	$11,520	$12,489	$11,335	$7,705	$14,384	$9,047	$83,655

Payable silver ounces sold	1,310,147	1,150,000	790,000	733,728	497,865	587,864	805,427	-	5,875,031

All-in Sustaining Costs per Silver Ounce Sold	$9.45	$4.17	$14.58	$17.02	$22.77	$13.11	$17.86	-	$14.24
All-in Sustaining Costs per Silver Ounce Sold (Excludes NRV adj.)	$9.45	$16.01	$15.19	$17.02	$22.77	$13.11	$15.34	-	$16.29

(1) Totals may not add due to rounding.

Pan American Silver Corp.	27

Three months ended March 31, 2014 (1) (in thousands of USD except as noted)
AISCSOS	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total
Direct Operating Costs	$12,220	$35,245	$16,102	$17,159	$16,068	$10,880	$20,896	-	$128,570
Net Realizable Value Adjustments	-	2,308	-	-	-	-	-	-	2,308
Production costs	$12,220	$37,553	$16,102	$17,159	$16,068	$10,880	$20,896	-	$130,878
Royalties	112	1,401	132	-	-	7,263	1,511	-	10,420
Smelting, refining and other direct selling charges	2,741	49	189	5,855	4,248	5,450	2,995	-	21,526
Less by-product credits	(5,817)	(22,860)	(6,063)	(14,841)	(12,904)	(3,099)	(29,852)	-	(95,437)
Cash cost of sales net of by-products	$9,256	$16,143	$10,359	$8,173	$7,412	$20,494	$(4,450)	$-	$67,388
Sustaining capital	2,899	6,439	90	4,312	1,819	786	8,356		24,698
Exploration	3	376	9	400	188	-	102	1,901	2,980
Reclamation cost accretion	59	90	58	150	96	56	284	26	819
General & Administrative expense	-	-	-	-	-	-	-	5,578	5,578
All-in sustaining costs	$12,216	$23,048	$10,515	$13,035	$9,515	$21,336	$4,293	$7,504	$101,463

Payable silver ounces sold	1,163,293	1,068,000	1,007,277	652,733	496,455	1,482,350	865,206	-	6,735,313

All-in Sustaining Costs per Silver Ounce Sold	$10.50	$21.58	$10.44	$19.97	$19.17	$14.39	$4.96	$-	$15.06
All-in Sustaining Costs per Silver Ounce Sold (Excludes NRV adj.)	$10.50	$19.42	$10.44	$19.97	$19.17	$14.39	$4.96	$-	$14.72

(1) Totals may not add due to rounding.

•	Cash Costs per Ounce of Silver, net of by-product credits

Pan American produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

Cash costs per ounce, net of by-product credits, were utilized extensively in our internal decision making processes. We believe they are useful to investors as these metrics facilitate comparison, on a mine by mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period by period basis, and against the operations of our peers in the silver industry on a consistent basis.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Pan American Silver Corp.	28

Total Cash Costs per ounce of Payable Silver, net of by-product credits		Three months ended March 31,
(in thousands of U.S. dollars except as noted)		2015	2014(1)
Production costs		$128,974	$130,878
Add/(Subtract)
Royalties		6,003	10,420
Smelting, refining, and transportation charges		21,995	17,748
Worker’s participation and voluntary payments		(25)	(144)
Change in inventories		(16,404)	(3,512)
Other		(1,754)	(1,180)
Non-controlling interests(2)		(1,219)	(1,260)
Metal inventories recovery (write-down)		12,060	(2,308)
Cash Operating Costs before by-product credits(3)		149,631	150,642
Less gold credit		(44,932)	(58,679)
Less zinc credit		(16,504)	(20,137)
Less lead credit		(5,997)	(7,281)
Less copper credit		(15,473)	(10,330)
Cash Operating Costs net of by-product credits(3)	A	66,725	54,214

Payable Silver Production (koz.)	B	5,696	6,263
Cash Costs per ounce net of by-product credits	(A*$1000)/B	$11.71	$8.66

(1)	Previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian cash costs for 2014 have been adjusted to correct for this overstatement. The effect of these corrections on Q1 2014's cash costs was as follows: a $0.41 per ounce increase to consolidated cash; a $2.62 per ounce increase to Huaron cash costs; and a $1.32 per ounce increase to Morococha cash costs.
(2)	Figures presented in the reconciliation table above are on a 100% basis as presented in the unaudited condensed interim consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company’s share of ownership only.
(3)	Figures in this table and in the associated tables below may not add due to rounding.

Three months ended March 2015 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$15,232	$30,774	$14,614	$24,554	$21,349	$13,523	$28,302	$148,349
Less gold credit	b1	(625)	(22,085)	(3,746)	(84)	(330)	(59)	(17,971)	(44,902)
Less zinc credit	b2	(3,613)	-	-	(5,837)	(4,589)	(1,976)	-	(16,015)
Less lead credit	b3	(1,643)	-	-	(2,717)	(1,281)	(237)	-	(5,877)
Less copper credit	b4	-	-	(2)	(7,161)	(7,667)	-	-	(14,831)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(5,881)	$(22,085)	$(3,748)	$(15,799)	$(13,867)	$(2,272)	$(17,971)	$(81,624)
Cash Costs net of by-product credits	C=(A+B)	$9,350	$8,689	$10,866	$8,755	$7,482	$11,251	$10,331	$66,725

Payable ounces of silver (thousand)	D	1,206	989	680	738	437	895	752	5,696

Cash cost per ounce net of by-products	C/D	$7.75	$8.79	$15.98	$11.87	$17.11	$12.57	$13.75	$11.71

(1)	Totals may not add due to rounding.

Pan American Silver Corp.	29

Three months ended March 2014(1)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$15,305	$33,222	$14,323	$24,651	$19,821	$15,553	$26,547	$149,423
Less gold credit	b1	(713)	(21,206)	(4,562)	(117)	(467)	(66)	(31,505)	$(58,637)
Less zinc credit	b2	(3,257)	-	-	(6,121)	(6,899)	(3,118)	-	(19,395)
Less lead credit	b3	(1,929)	-	-	(2,826)	(2,155)	(182)	-	(7,091)
Less copper credit	b4	-	-	(100)	(7,070)	(2,916)	-	-	(10,086)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(5,898)	$(21,206)	$(4,662)	$(16,134)	$(12,437)	$(3,365)	$(31,505)	$(95,209)
Cash Costs net of by-product credits	C=(A+B)	$9,407	$12,016	$9,661	$8,516	$7,384	$12,187	$(4,958)	$54,214

Payable ounces of silver (thousand)	D	1,155	1,008	903	714	497	958	1,028	6,263

Cash cost per ounce net of by-products	C/D	$8.14	$11.92	$10.69	$11.93	$14.86	$12.73	$(4.82)	$8.66

(1)	Totals may not add due to rounding.

•	Adjusted Earnings and Basic Adjusted Earnings Per Share

Adjusted earnings is a non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relating to positions which will settle in future periods, and items that are non-recurring. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods.

The following table shows a reconciliation of adjusted loss and earnings for the first quarter of 2015 and 2014, to the net (loss) earnings for each period.

Adjusted (loss) Earnings Reconciliation	Three months ended March 31,
(in thousands of USD other than per share amounts)	2015	2014(1)
Net (loss) earnings for the period	$(19,785)	$6,760
Adjust derivative (gain) loss	(229)	99
Adjust unrealized foreign exchange losses	2,073	1,704
Adjust realized and unrealized gain on commodity contracts	(544)	-
Adjust gain on sale of mineral properties	(133)	(6)
Adjust net realizable value of inventory	(2,036)	6,599
Adjust for effect of taxes on above items	747	(2,329)
Adjusted (loss) earnings for the period	$(19,907)	$12,827
Weighted average shares for the period	151,643	151,500
Adjusted (loss) earnings per share for the period	$(0.13)	$0.08

(1)	Beginning in Q2 2014 the Company began excluding net realizable value adjustments to long-term heap inventory from adjusted earning, certain previously reported adjusted earnings amounts have been revised to reflect this change. Adjusted earnings for the three-month period ended March 31, 2014 increased by $4,273 from the $ 8,554 earnings previously reported as result of this treatment change.

Pan American Silver Corp.	30

The following graph illustrates the key factors leading to the change from adjusted net earnings for the quarter ended March 31, 2014 to the adjusted net loss incurred in 2015.

Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees.  These and other risks are described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com), Form 40-F filed with the SEC, and the Audited Annual Consolidated Financial Statements for the year ended December 31, 2014. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

•	Foreign Jurisdiction Risk

Pan American currently conducts operations in Peru, Mexico, Argentina and Bolivia. All of these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

Pan American Silver Corp.	31

All of Pan American’s current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia. As Pan American’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation; economic and regulatory instability; military repression and increased likelihood of international conflicts or aggression; possible need to obtain political risk insurance and the costs and availability of this and other insurance; unreliable or undeveloped infrastructure; labour unrest; lack of availability of skilled labour; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to import and export and currency controls; changing fiscal regimes; high rates of inflation; the possible unilateral cancellation or forced renegotiation of contracts; unanticipated changes to royalty and tax regimes; extreme fluctuations in currency exchange rates; volatile local political and economic developments; uncertainty regarding enforceability of contractual rights; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; difficulties enforcing judgments obtained in Canadian or United States courts against assets and entities located outside of those jurisdictions; and increased public health concerns. In most cases, the effect of these factors cannot be accurately predicted.

The Company’s Mexican operations, Alamo Dorado and La Colorada, have suffered from armed robberies of doré in the past. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits. These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company. At this time, the Company believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company. Based on this assessment, the Company has not accrued any amounts. The Company will continue to monitor developments in Mexico to assess the potential impact of these amendments.

In 2013, the Mexican government introduced various 2014 tax reforms. Amongst other changes, the bill proposed a deductible royalty of 7.5% on mine operating income before certain deductions including amortization and depreciation as well as a 0.5% mining duty on mining companies’ precious metal revenue. In addition, the corporate income tax rate is expected to remain at 30% whereas it was previously forecast to be reduced to 28% by 2015. The Company has evaluated the effects of the tax reforms on our future cash flows and future earnings, and recorded a deferred tax charge of $86.0 million in the fourth quarter of 2013, in addition to incorporating the impact of the tax returns in our impairment models for the Company’s Mexican mining assets.

Local opposition to mine development projects has arisen periodically in some of the jurisdictions in which we operate, and such opposition has at times been violent. There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

Pan American Silver Corp.	32

Government regulation in Argentina related to the economy has increased substantially over the past few years. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. An example of the changing regulations which have affected the Company’s activities in Argentina was the Argentinean Ministry of Economy and Public Finance resolution in 2012 that reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, shortly thereafter, the Ministry issued a revised resolution which extended the 15-day limit to 120 days and the effect of the delayed shipments and sales was made up during the remainder of 2012.

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

In September 2013, the provincial government of Santa Cruz, Argentina passed amendments to its tax code that introduced a new mining property tax with a rate of 1% to be charged annually on published proven reserves, which has the potential to affect the Manantial Espejo mine as well as other companies operating in the province. The new law came into effect on July 5, 2013. The Company has in place certain contracts that could potentially affect or exempt the Company from having this new tax applicable and as such is evaluating its options with its advisors. The Company and potentially other mining companies in the province are also evaluating options that include challenging the legality and constitutionality of the tax.

On May 28, 2014, the Bolivian government enacted Mining Law No. 535 (the “New Mining Law”). Among other things, the New Mining Law has established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and sets out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provides that all pre-existing contracts are to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to migration to a new form of agreement and may require renegotiation of some terms in order to conform to the New Mining Law requirements. We are assessing the potential impacts of the New Mining Law on our business and are awaiting further regulatory developments, but the primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time. In the meantime, we understand that pre-existing agreements will be respected during the period of migration and we will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.

Pan American Silver Corp.	33

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

•	Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Pan American Silver takes the view that its precious metals production should not be hedged, thereby, allowing the Company to maintain maximum exposure to precious metal prices. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts, as described under the “Financial Instruments” section of this MD&A. Since base metal and gold revenue are treated as a by-product credit for purposes of calculating cash costs per ounce of silver and AISCSOS, these non-GAAP measures are highly sensitive to base metal and gold prices. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

•	Exchange Rate Risk

Pan American reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since the Company’s revenues are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. The local currencies that the Company has the most exposure to are the Peruvian soles (“PEN”), Mexican pesos (“MXN”) and Argentine pesos (“ARS”).

In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN and CAD and, from time to time, enters into forward currency positions to match anticipated spending as discussed in the section “Financial Instruments”.

The Company’s balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company’s income statement.

•	Claims and Legal Proceedings

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex- or current employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Pan American. The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, Pan American may be involved in disputes with other parties in the future which may result in a material adverse impact on our financial condition, cash flow and results of operations. Please refer to Commitments and Contingencies Note 23 of the Q1 2015 Financial Statements for further information.

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Significant Judgments and Key Sources of Estimation Uncertainty in the Application of Accounting Policies

In preparing financial statements in accordance with International Financial Reporting Standards, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.

Readers should also refer to Note 2 of the consolidated financial statements for the year ended December 31, 2014, for the Company’s summary of significant accounting policies.

Changes in Accounting Standards

There was no significant accounting standards or interpretations or any consequential amendments, required for the Company to adopt effective January 1, 2015.

a.	Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard and amendments on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Companies can elect to use either a full or modified retrospective approach when adopting this standard. On April 28, 2015, the IASB decided to propose to defer the effective date of IFRS 15 to January 1, 2018. The Company will apply IFRS 15 when the effective date is finalized. The Company is in the process of analyzing IFRS 15 and determining the effect on our consolidated financial statements as a result of adopting this standard.

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Disclosure Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)	are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)	are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2015 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Technical Information

Michael Steinmann and Martin Wafforn, each of whom are Qualified Persons, as the term is defined in NI 43-101, have reviewed and approved the contents of this MD&A.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MD&A CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS MD&A THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS PRODUCED BY THE COMPANY; FUTURE CASH COSTS PER OUNCE OF SILVER AND ALL-IN SUSTAINING COSTS PER SILVER OUNCE SOLD; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING but NOT LIMITED TO THE laws in THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, AMENDMENTS TO THE LABOUR and tax LAWS IN MEXICO the introduction of the new mining property tax in santa cruz, argentina, AND THE NEW MINING LAW IN BOLIVIA, each of WHICH COULD PLACE ADDITIONAL FINANCIAL OBLIGATIONS ON OUR SUBSIDIARIES; THE CONTINUING NATURE OF HIGH INFLATION, RISING CAPITAL AND OPERATING COSTS, CAPITAL RESTRICTIONS AND RISKS OF EXPROPRIATION RELATIVE TO CERTAIN OF OUR OPERATIONS, PARTICULARLY IN ARGENTINA and bolivia, AND THEIR EFFECTS ON OUR BUSINESS; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; the successful implementation and effects of ONGOING OR FUTURE DEVELOPMENT and expansion PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO, BOLIVIAN BOLIVIANO and canadian dollar VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

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